March 24, 2015

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn:  Pamela Long, Assistant Director

Re:                   Aemetis, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 3, 2015
File No. 001-36475

Dear Ms. Long:

This letter is being submitted by Aemetis, Inc. (the “Company”) in response to the comments received from the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by the letter dated March 17, 2015 regarding the Company’s filing referenced above. This letter is being submitted together with Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on March 3, 2015 (“Amendment No. 1”).

For your convenience, the numbering of the paragraphs below corresponds to the numbering of the Staff’s letter and we have included each of the Staff’s comments in bold before each of the Company’s responses.

General

1.
We note that proposal two currently calls for stockholders to vote on amending the certificate of incorporation to divide your board into three classes, with directors in each class serving staggered three-year terms and to eliminate the ability of stockholders to act by written consent. Please note that Exchange Act Rule 14a-4(a)(3) requires the form of proxy to identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters. In accordance with Exchange Act Rule 14a-5(a), please revise the proxy statement to unbundle this proposal and list separately under its own caption (i) the action to amend the certificate of incorporation to divide your board into three classes, with directors in each class serving staggered three-year terms from (ii) the action to eliminate the ability of stockholders to act by written consent. Please ensure that the description of these proposals in the proxy card is consistent with how they are described in the proxy statement. Please also observe the requirements of Exchange Act Rule 14a-4(b)(1).

United States Securities and Exchange Commission
Pamela Long
March 24, 2015

Response:

In response to the Staff’s comment, the Company has revised the proxy statement on pages 18 to 22 of Amendment No. 1 to unbundle Proposal No. 2 into two proposals listed separately under their own captions, Proposal No. 2 and Proposal No. 3, which respectively relate to (i) the action to amend our Articles of Incorporation to classify our board of directors into three classes, with directors in each class serving staggered three-year terms, and (ii) the action to amend our Articles of Incorporation to eliminate the ability of stockholders to act by written consent.  The description of these proposals in the form of proxy card, filed at the end of Amendment No. 1 as described below in the Company’s response to the Staff’s comment no. 2, is consistent with how they are described in the proxy statement.  The Company has observed the requirements of Exchange Act Rule 14a-4(b)(1) with respect to such form of proxy card.

2.
Please file the form of your proxy card. Please ensure that the proxy card is marked “preliminary” until the time that you file a definitive proxy statement. See Rule 14a-6(e)(1) of Regulation 14A under the Exchange Act.

Response:

In response to the Staff’s comment, the Company has filed the form of proxy card at the end of Amendment No. 1. The Company has marked the form of proxy card as a “PRELIMINARY COPY” and acknowledges the Staff’s comment and respectfully advises the Staff that it will continue to mark the form of proxy card as a “PRELIMINARY COPY” until the time that the Company files a definitive proxy statement.

The Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

United States Securities and Exchange Commission
Pamela Long
March 24, 2015

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned at (408) 213-0925 or to Celeste Ferber, Esq., outside counsel to the Company, at (650) 838-3741.

Sincerely,

/s/ Todd Waltz
Todd Waltz,
Chief Financial Officer
cc:    Celeste Ferber, Esq.
 Shearman & Sterling LLP